Exhibit 15.6

AstraZeneca PLC

Legal & Secretary’s Department

2 Kingdom Street

London

W2 6BD

For the attention of Adrian Kemp

By fax 020 7604 8151 & by post

8, March 2016

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2015

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, IMS Health HQ Limited hereby authorizes AstraZeneca to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified (highlighted in yellow) on the pages annexed hereto as Annex A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2015 (the “Annual Report”), which is incorporated by reference in the registration statement No. 333-192551 for AstraZeneca on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

IMS Health’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)	IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)	AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IMS Health as such; and

4)	AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James E. Salitan

James E. Salitan

Vice President and Associate General Counsel, EMEA Region

For and on behalf of IMS Health HQ Limited

ACCEPTED AND AGREED

This 8th day of March 2016

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp

Title: Company Secretary

2

Annex A

Strategic Report  |  Strategy

Marketplace

Despite global economic, political and social challenges, the pharmaceutical industry is expected to enjoy long-term growth. This is due to favourable demographic trends and significant unmet medical need.

The global context

According to the International Monetary Fund (IMF), a return to robust and synchronised global expansion remains elusive six years after the world economy emerged from its broadest and deepest post-war recession. Moreover, downside risks to the world economy appear more pronounced, particularly for emerging market and developing economies, and including renewed concerns about China’s growth potential.

Overview

>  Global pharmaceutical sales grew by 9.5% in 2015

>  The sector remains highly competitive

>  Patient populations are expanding and ageing

>  Non-communicable diseases kill 38 million people each year

>  The costs of developing a new medicine continue to rise

>  Priority Reviews and Breakthrough Therapies are becoming more prevalent

>  A highly regulated sector reflects the demand for safe, effective and high-quality medicines

>  Pricing and reimbursement continue to be challenging

>  Patents are expiring on some of the biggest-selling drugs ever produced

>  The sector faces challenges in building and maintaining trust

The demand for healthcare, however, continues to increase. While this is a favourable trend for long-term industry growth, challenges remain. These include expiring patents, competition from and growing use of generic medicines, obtaining regulatory approval, securing reimbursement for new medicines, improving R&D productivity and attaining pricing and sales sufficient to generate revenue and sustain the cycle of innovation.

Expanding patient populations

The number of people accessing healthcare is increasing, as is healthcare spending, particularly by the elderly. For example, WHO estimates that, by 2050, the world’s population aged 60 years and older is expected to total two billion, up from 900 million in 2015 and that, by then, 80% of all older people will live in low- and middle-income countries. As the diagram on pages 14 and 15 shows, we expect developing markets to continue to boost pharmaceutical growth.

Unmet medical need

The prevalence of non-communicable diseases (NCDs), such as cancer and cardiovascular, metabolic and respiratory diseases, is increasing worldwide. NCDs are

84.0% Generics constituted 84.0% of prescriptions dispensed in the US.	$140bn Global investment in pharmaceutical R&D expected to reach an estimated $140 billion in 2015, a 30% increase from $108 billion in 2006.

12	AstraZeneca Annual Report and Form 20-F Information 2015

often associated with ageing populations and lifestyle choices, including smoking, diet and lack of exercise. Many NCDs require long-term management. WHO estimates that NCDs kill 38 million people each year and disproportionately affect low- and middle-income countries where nearly three-quarters of these deaths occur. For example, more than 60% of the world’s total new annual cancer cases occur in Africa, Asia and Central and South America. These regions account for 70% of the world’s cancer deaths.

The pharmaceutical sector: opportunities and challenges

As shown in the table on the right, global pharmaceutical sales grew by 9.5% in 2015. Established Markets saw average revenue growth of 9.3% and Emerging Markets revenue growth at 10.3%. The US, China, Japan, Germany and France are the world’s top five pharmaceutical markets. In 2015, the US had 45.7% of global sales (2014: 44.6%; 2013: 43.2%).

Science and technology

Innovation is critical to addressing unmet medical need. The delivery of new medicines will rely on a more advanced understanding of disease and the use of new technology and approaches, including personalised healthcare (PHC) and predictive science.

Technological breakthroughs in the design and testing of novel compounds present fresh opportunities for using small molecules as the basis for new medicines. The use of large molecules, or biologics, has also become an important source of innovation. Biologics are among the most commercially successful new products. By 2020, biologics are expected to account for 46% of the total sales revenue of the world’s top 100 pharmaceutical products, having risen from 21% in 2006. As such, most pharmaceutical companies now pursue R&D in both small molecules and biologics.

Priority Reviews and Breakthrough Therapies are becoming more prevalent with more than half the Center for Drug Evaluation and Research NME approvals in 2015 receiving a Priority Review and, almost a quarter having a Breakthrough Therapy designation. Between the inception of the Breakthrough Therapy designation programme in October 2012 and the end of 2015, the FDA has granted more than 100 such requests, and one-third of these have already resulted in product approvals.

The cost of developing new medicines continues to rise. Global R&D investment is expected to reach $140 billion in 2015. While the growth rate of R&D spend has slowed in recent years, pharmaceutical companies continue to deliver new medicines. In 2015 the FDA approved 45 NMEs compared with 41 in 2014 and 27 in 2013. The number of approvals in 2015 is the largest since 1996 when 59 NMEs were approved.

To ensure sustainable returns on R&D investment, the industry is working to increase its success rate in developing commercially viable new drugs while achieving a lower, more flexible cost base. Regulators and payers, however, are demanding greater evidence of comparative effectiveness of medicines. This increases development times and costs.

Fortunately, innovative technology is helping accelerate product approvals. A greater emphasis on Proof of Concept is also helping to improve productivity and reduce costs by showing the potential efficacy of drugs earlier in the development process.

Regulatory requirements

A highly regulated biopharmaceutical industry reflects the public’s expectation of safe, effective and high-quality medicines. Meeting this expectation requires responsible testing, manufacturing and marketing. It also relies on maintaining effective working relationships with health authorities worldwide, including the FDA in the US, the EMA in the EU, the PMDA in Japan, and the CFDA in China. Increasingly, regulation and governmental policy are being introduced to stimulate innovation in drug development. In the US, for example, the 21st Century Cures Act, passed by the House of Representatives in July 2015, and the related Senate Innovation for Healthier Americans Legislative Initiative, are focused on accelerating the discovery, development and delivery of promising new treatments for patients. Similarly, the PDUFA reauthorisation legislation considered by the US Congress in 2017 is anticipated to contain proposals aimed at accelerating innovation and modernising the regulatory environment. Additionally, the growing complexity and globalisation of clinical studies have led to an increase in public-private consortia. Such consortia, which include industry, academia

Global pharmaceutical sales

World $bn

$904bn (9.5%)

US $bn

$413bn (12.0%)

Europe $bn

$194bn (6.3%)

Established ROW $bn

$100bn (4.3%)

Emerging Markets $bn

$198bn (10.3%)

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions on page 247. Source: IMS Health, IMS Midas Quantum Q3 2015 (including US data). Reported values and growth are based at CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

AstraZeneca Annual Report and Form 20-F Information 2015	13

Strategic Report  |  Strategy

Marketplace continued

Estimated pharmaceutical sales and market growth – 2019

and government bodies, aim to drive innovation, streamline regulatory processes, and define and clarify approval requirements for innovative drug and biologic products.

Regulatory health authorities continue to implement programmes intended to address unmet medical need and to speed up patient access to transformative medicines. This is demonstrated by the Breakthrough Therapy programme employed by the FDA and the EMA’s piloting of a programme to implement ‘adaptive pathways’, or ‘staggered approval’, to improve timely patient access to new medicines. In Japan, the SAKIGAKE strategy is fostering a more favourable environment for drug development and accelerating the availability of currently unapproved medicines for serious and life-threatening diseases. The lengthy review process in China extends new medicine approval periods to as long as five years. This challenges the ability of pharmaceutical companies to deliver innovative medicines and treat unmet medical need in China. However, proposed revisions to China’s Drug Administration Law, which are under review, may help address this issue.

Greater transparency and public access to regulatory submissions that support approval of new medicines continues to be an area of interest. A recent example involves the EMA policy on publication of clinical data for medicinal products for human use, which provides guidance for the publication of clinical reports that underpin the EMA’s decision making. These clinical reports include the overviews, summaries and clinical study reports submitted by the applicant, together with documentation of statistical methods.

The study of paediatric populations continues to present challenges to the industry as differences between study requirements and timeframes may vary significantly among health authorities. However, there have been efforts to provide incentives to stimulate paediatric research. An example is EMA’s initiative offering free-of-charge meetings early in drug development. Increased interest in the availability of the paediatric rare disease voucher programme in the US is another noteworthy development.

Regulatory requirements for the registration of biosimilar products continue to be developed and become better defined. This includes the publication of a new pathway for China and the first biosimilar product approval in the US. However, significant areas of regulatory policy are still evolving. Among these are transparency of data to support approval of claims for biosimilarity in labelling, standards for interchangeability and pharmaceutical substitution, and traceability of pharmacovigilance reports through naming conventions that permit differentiation of products. For more information about biosimilars, please see Patent expiries and genericisation below.

Pricing of medicines

Pricing and reimbursement remain challenging in many markets. Most pharmaceutical sales are generated in highly regulated markets where governments, insurers and other private payers exert various controls on pricing and reimbursement. These include limitations on pharmaceutical spending and the cost of readmitting patients to hospital. Implementation of certain reforms and shifting market dynamics are further constraining healthcare providers, while difficult economic conditions burden patients who pay out-of-pocket for medicines. Pharmaceutical companies are now expending significant resources to demonstrate the economic as well as therapeutic value of their medicines.

In the US, the Affordable Care Act (ACA) has had a direct impact on healthcare activities. It continues to reshape the market through various provisions designed to reduce cost and improve healthcare and patient outcomes. We, along with other pharmaceutical companies, are working with policymakers and regulators to help contain costs, improve outcomes and promote an environment that fosters medical and scientific innovation.

In Europe, governments continue to implement price control measures for medicines, including mandatory discounts, clawbacks and price referencing rules. These measures are decreasing drug prices, particularly in the challenged economies of Greece, Romania and Italy. In France, price negotiations are particularly challenging due to budget pressures. In Germany, Europe’s largest pharmaceutical market, manufacturers must now prove the added benefit of their drug over existing alternatives if they are to avoid relegation to a single reimbursement level (or reference) for each drug group.

In China, pricing practices remain a priority for regulators. Though free pricing has been introduced, provincial and hospital tenders continue to put increasing pricing pressures on pharmaceutical companies. In Russia and selected Middle East markets, governments are encouraging local manufacturing by offering more favourable

14	AstraZeneca Annual Report and Form 20-F Information 2015

• Estimated pharmaceutical sales – 2019. Ex-manufacturer prices at CER. Source: IMS Health. • Estimated pharmaceutical market growth – 2014 to 2019. Compound annual growth rate. Source: IMS Health.

pricing legislation. In Japan, mandated biennial cuts are likely to continue. In Latin America, pricing is increasingly controlled by governments as, for example, in Colombia.

For more information about price controls, reductions and US healthcare reform, and price regulation in our major markets, please see Geographical Review from page 227 and Risk from page 212

Patent expiries and genericisation

Patent protection for pharmaceutical products is finite. Patents are expiring on some of the biggest-selling drugs ever produced and payers, physicians and patients have greater access to generic alternatives (both substitutable and analogue) in many important drug classes. These generic alternatives are primarily lower priced because generic manufacturers are largely spared the costs of R&D and market development. As a result, demand for generics is high. For prescriptions dispensed in the US in 2015, generics constituted 84.0% of the market by volume (2014: 83.4%).

Generic competition can also result from patent disputes or challenges before patent expiry. Increasingly, generics companies are launching products ‘at risk’, for example, before resolution of the relevant patent litigation. This trend, which is likely to continue, creates significant market presence for the generic version while the litigation remains unresolved. Given the unpredictable nature of patent litigation, some companies have settled such challenges on terms acceptable to the innovator and generic manufacturer. While competition authorities generally accept such agreements as a legitimate way to settle these disputes, they have questioned some settlements as being anti-competitive.

Biologics typically retain exclusivity for longer than traditional small molecule pharmaceuticals, with less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a result, erosion of the original biologic’s branded market share has not been as rapid. This is due to biologics’ complex manufacturing processes and the inherent difficulties in producing a biosimilar, which could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to face increased competition. Similar to biologics, some small molecule pharmaceutical products are in complex formulations and/or require technically challenging manufacturing and thus may not follow the pattern of generic market erosion seen with traditional, tabletted pharmaceuticals. For those products, the introduction of generic alternatives (both substitutable and analogue) can be slower.

Building trust

The pharmaceutical industry faces challenges in building and maintaining trust, particularly with governments and regulators. This reflects the past decade’s legal disputes between pharmaceutical companies and governmental and regulatory authorities. To address this challenge, companies are strengthening a culture of ethics and integrity, adopting higher governance standards and improving relationships with employees, shareholders and other stakeholders.

Numerous companies, including those in the pharmaceutical industry, have been investigated by the China Public Security Bureau following allegations of bribery, and criminal and financial penalties have been imposed. Investigations by the DOJ and SEC under the Foreign Corrupt Practices Act are continuing as are investigations by the UK Serious Fraud Office under the UK Bribery Act. Information about material legal proceedings can be found in Note 27 to the Financial Statements from page 186.

Strategic responses

Our industry remains highly competitive. It includes large, research-based pharmaceutical companies (such as AstraZeneca) that discover, develop and sell innovative, patent-protected prescription medicines and vaccines, smaller biotechnology and vaccine businesses, and companies that produce generic medicines. While many of our peers face similar challenges, they tackle them in different ways. Some companies have pursued a strategy focused on branded prescription pharmaceuticals. Others have diversified by acquiring or building branded generics businesses or consumer portfolios. A number of companies are focused on improving R&D productivity and operational efficiency. Other companies have looked to geographic expansion, especially in Emerging Markets and Japan. Across the industry, business development deals (including licensing and collaborations), and competition for business development opportunities continued in 2015. It is estimated that the value of mergers announced in the healthcare sector during the year amounted to more than $650 billion, accounting for 14% of all merger and acquisition activity.

AstraZeneca Annual Report and Form 20-F Information 2015	15

Strategic Report | Therapy Area Review

Respiratory, Inflammation and Autoimmunity

2015 was a year of robust performance and significant pipeline evolution with inhaled therapies and biologics for asthma and COPD. We also have promising assets in the inflammatory and autoimmune disease areas.

Therapy area world market
(MAT/Q3/15)

$102.0bn
Annual worldwide market value

Respiratory
Asthma $21.6bn
Chronic obstructive pulmonary disease (COPD) $16.0bn
Idiopathic pulmonary fibrosis (IPF) $0.2bn
Other $24.2bn

Inflammation and Autoimmunity
Gout $1.3bn
Psoriasis $6.6bn
Psoriatic arthritis $4.7bn
Rheumatoid arthritis $18.9bn
Systemic lupus erythematosus (SLE) $1.1bn
IBD $7.4bn

Our strategic priorities
We have an industry-leading pipeline in Respiratory, which is an important platform for our return to growth. Our goal is to establish a leading position in asthma and COPD treatment, by delivering a range of differentiated inhaled therapies, novel combinations and devices, and biologics.

In Inflammation and Autoimmunity, we aim to develop innovative, first- and best-in-class therapies.

Asthma and COPD

Asthma is a common and chronic condition that affects the lungs' airways. Inflammation and narrowing of the airways may cause wheezing, breathlessness, chest tightness and coughing. Asthma is a major cause of chronic morbidity. Asthma that is not well controlled by existing treatments remains a significant unmet medical need.

Currently, fixed-dose combinations (FDCs) of an inhaled corticosteroid (ICS) with a long-acting $beta_2$-agonist (LABA) such as *Symbicort* help treat moderate-to-severe asthma. We are exploring the use of *Symbicort* dosed 'as needed' in mild asthma patients. For specific patient groups, including more severe, refractory patients who experience severe or frequent exacerbations and a reduced quality of life, our effort is focused on developing targeted biologic therapies. We are also placing emphasis on better understanding patient phenotypes to enable targeted therapies and to go beyond symptom control.

COPD is a progressive and chronic disease. It includes various lung conditions, such as chronic bronchitis and emphysema. Currently, medication has only a limited impact on the course of COPD and the prognosis for patients remains poor.

Respiratory, Inflammation and Autoimmunity

Phase I		Phase II		Phase III		LCM Projects
Small molecule	Large molecule	Small molecule	Large molecule	Small molecule	Large molecule	Small molecule
lesinurad + allopurinol +	MEDI4920 —	abediterol —	AZD9412# →	PT003 GFF (COPD) F	brodalumab# (psoriasis) F	*Duaklir Genuair* ☐
AZD1419# —	MEDI5872# —	AZD7594 →	mavrilimumab# —	PT010 (COPD) →	benralizumab# (severe asthma) —	*Symbicort* SYGMA —
AZD7986 +	MEDI7836 +	AZD7624 —	abrilumab# —	*Zurampic* (US) (gout) ☐	benralizumab# (COPD) —	*Symbicort* Breath Actuated Inhaler —
AZD8871 +	anifrolumab# (subcutaneous) +	RDEA3170 —	MEDI9929# —		tralokinumab (severe asthma) —	
AZD8999 —		PT010 (asthma) —	tralokinumab (atopic dermatitis) +		anifrolumab# (SLE) →	
AZD9567 +			MEDI2070# —			
			MEDI-551# (neuromyelitis optica) →			
			anifrolumab# (lupus nephritis) +			

Key
+ Addition
— No change
→ Progression
☐ Approved/launched
Partnered product
F New filing

26	AstraZeneca Annual Report and Form 20-F Information 2015

Strategic Report  |  Therapy Area Review

Cardiovascular and Metabolic diseases

We push the boundaries of science to create life-changing medicines for patients that reduce morbidity, mortality and organ damage by addressing multiple risk factors.

Therapy area world market (MAT/Q3/15)

$173.0bn

Annual worldwide market value

High blood pressure $38.9bn
Abnormal levels of blood cholesterol $26.8bn
Diabetes $58.7bn
Thrombosis $8.8bn
Other $39.8bn

Our strategic priorities

Our strategy and focus is on bringing life-changing medicines to patients to reduce morbidity, mortality and organ damage by addressing multiple risk factors across cardiovascular (CV) disease, including thrombosis (blood clotting), atherosclerosis (hardening of the arteries), dyslipidaemia (abnormal levels of blood lipids), and hypertension, diabetes and chronic kidney disease (CKD).

Despite improvements in the diagnosis and treatment of CVMD, unmet medical need remains high. The prevalence of these diseases and associated complications continues to increase worldwide.

We invest heavily in clinical development and life-cycle management. Nearly 60,000 patients participate in our R&D-led CV trials at more than 5,700 sites worldwide. We are also concentrating on diabetes research, which includes more than 50 clinical studies worldwide with an enrolment target of nearly 40,000 patients.

We are expanding our core capabilities and research programmes into new modalities and regenerative medicine. Our aim is to provide new treatment paradigms for heart failure, diabetes and CKD. To help achieve scientific leadership, we are engaging in collaborations that focus on scientific innovation in CVMD. For example, in 2015, we entered into collaborations with the French National Institute of Health and Medical Research (Inserm) to investigate new therapeutic approaches to Type 2 diabetes and CKD, with the University of Michigan to advance the treatment of CKD through the improved understanding of the disease and with Professor Doug Melton, Harvard Stem Cell Institute, applying revolutionary techniques transforming human stem cells into beta cells that secrete insulin.

For information on our CV collaborations, please see the Research and Development section from pages 42 to 45

Cardiovascular disease

Acute coronary syndromes (ACS) is an umbrella term for sudden chest pain and other symptoms due to ischaemia (insufficient blood supply) to the heart. ACS is associated with considerable mortality and morbidity. There is a significant need to improve patient outcomes and reduce treatment costs.

Cardiovascular and Metabolic diseases (CVMD)

Phase I		Phase II	Phase III	Applications under review	LCM projects	
Small molecule	Large molecule	Large molecule	Small molecule		Small molecule	
AZD4076 +	MEDI8111 —	MEDI6012 →	*Brilinta/Brilique* —	ZS-9 +	*Brilinta/Brilique* EUCLID —	*Farxiga/Forxiga** DECLARE-TIMI 58 —
	MEDI0382 +		*Epanova*# (approved but not launched)		*Brilinta/Brilique* PEGASUS-TIMI 54 F □	*Farxiga/Forxiga** Type 1 diabetes —
	MEDI4166 +		*Farxiga/Forxiga** —		*Brilinta/Brilique* SOCRATES —	*Kombiglyze XR/Komboglyze*** —
			roxadustat# —		*Brilinta/Brilique* THEMIS —	*Onglyza* SAVOR-TIMI 53 —
					Brilinta/Brilique HESTIA +	saxagliptin/dapagliflozin FDC F
					Bydureon EXSCEL —	*Xigduo XR/Xigduo* —
					Bydureon Dual Chamber Pen □	
					Bydureon weekly suspension —	
					Epanova STRENGTH —	

Key

- \+ Addition
- — No change
- → Progression
- □ Approved/launched
- F New filing
- \# Partnered product
- * *Farxiga* in the US; *Forxiga* in the rest of the world
- ** *Kombiglyze XR* in the US; *Komboglyze* in the EU

30	AstraZeneca Annual Report and Form 20-F Information 2015

Strategic Report  |  Therapy Area Review

Oncology

Our combination-focused pipeline exploits the power of four scientific platforms, and we are driven by an ambition to help eliminate cancer as a cause of death through scientific discovery and collaborations.

Therapy area world market
(MAT/Q3/15)

$72.2bn
Annual worldwide market value

Chemotherapy
$19.2bn
Hormonal therapies
$10.0bn
Monoclonal antibodies (MAbs)
$22.4bn
Small molecule tyrosine kinase inhibitors (TKIs)
$18.6bn
Immunotherapies
$2.0bn

Our strategic priorities

For more than 40 years we have developed cancer drugs. Many of these have increased survival rates for patients around the world. Significant unmet medical need remains for therapies that increase survival, cure rates and time to recurrence. Our vision is to help meet this need by redefining the cancer treatment paradigm. We are doing this through scientific innovation, accelerated clinical programmes and collaboration. Several submissions are under way and we aim to deliver at least four new cancer therapies and 12 new line extensions by 2020. In 2015, we decided to consider all new Oncology launches, including *Lynparza*, *Iressa* (US) and *Tagrisso*, as our sixth Growth Platform, under the designation of New Oncology.

Our broad pipeline of next-generation medicines is focused on four main disease areas – breast, ovarian, lung and haematological cancers, using four key approaches: immunotherapy, tumour drivers and resistance mechanisms, DNA damage repair, and antibody-drug conjugates.

Oncology

Phase I			Phase II			Phase III	
Small molecule	Large molecule	Combination molecules	Small molecule	Large molecule	Combination molecules	Small molecule	Large molecule
AZD0156 +	MEDI0562[#] +	*Tagrisso* (AZD9291) combination TATTON —	AZD1775[#] —	MEDI-551[#] —	AZD5069 + durvalumab[#] AZD9150[#] + durvalumab[#] +	cediranib ICON6 F	durvalumab[#] HAWK +
AZD2811 +	MEDI0639[#] —	durvalumab[#] + dabrafenib + trametinib —	AZD2014 —	MEDI-573[#] —	durvalumab[#] + tremelimumab (gastric cancer) +	selumetinib[#] ASTRA —	durvalumab[#] PACIFIC —
AZD5312[#] —	MEDI0680 —	durvalumab[#] + *Iressa* —	*Tagrisso* (AZD9291) BLOOM AZD3759 BLOOM →	durvalumab[#] —		selumetinib[#] SELECT-1 —	moxetumomab[#] —
AZD6738 —	MEDI1873 +	durvalumab[#] + MEDI0680 —	AZD4547 —			*Tagrisso* (AZD9291) AURA, AURA 2 F ☐	tremelimumab DETERMINE —
AZD8186 —	MEDI3617[#] —	durvalumab[#] + MEDI6383[#] +	AZD5363[#] —			acalabrutinib +	
AZD8835 —	MEDI4276 +	durvalumab[#] + tremelimumab (solid tumours) —	savolitinib[#] —			*Tagrisso* (AZD9291) AURA 3 —	
AZD9150[#] —	MEDI-565[#] —	MEDI-551[#] + rituximab —	selumetinib[#] —				
AZD9496 —	MEDI6383[#] —						
MEDI9197 +	MEDI9447 +						
	durvalumab[#] —						

Key

- + Addition
- — No change
- → Progression
- ☐ Approved/launched
- F New filing
- # Partnered product

34	AstraZeneca Annual Report and Form 20-F Information 2015

Neurology

Alzheimer’s disease remains one of the largest areas of unmet medical need and continues to generate significant social and scientific interest. To address this, in addition to our BACE inhibitor, AZD3293, which is currently advancing in our externalisation collaboration with Lilly in Phase II/III clinical trials as a potential treatment for Alzheimer’s disease, we continued to develop MEDI1814 in Phase I clinical trials. We also entered into multiple collaborations with academic and scientific institutions to advance disease understanding and identify potential new medicines. For example, we started a collaboration with the University of Cambridge (focusing on advancing research in neurodegenerative diseases), and continued to work with the Karolinska Institutet (Sweden), the Banner Alzheimer’s Institute (US), the National Institute of Radiological Sciences (Japan) and Vanderbilt University (US), focusing on psychosis and other neuropsychiatric symptoms associated with major brain diseases, such as Alzheimer’s disease and schizophrenia. We also renewed or continued our collaborations with the Lieber Institute for Brain Development (US) and Tufts University (US), focusing on understanding brain diseases and disorders, including Alzheimer’s disease and autism spectrum disorders. In another collaboration, we joined the Medical Research Council Dementias Platform UK, a large public-private partnership, to accelerate and share dementia research. In addition, we are developing AZD3241, a myeloperoxidase inhibitor, to potentially delay progression of disability in patients with multiple system atrophy. The National Institute on Drug Abuse in the US is conducting and funding a Phase II trial of AZD8529 in smoking cessation. AZD7325 is in a clinical trial sponsored by the National Institute of Mental Health in the US to be tested as a potential treatment for autism spectrum disorders.

Pain control

Our anaesthesia portfolio consists of various compounds, including an intravenous general anaesthetic/ sedative and local anaesthetics available in different formulations. The portfolio includes injectables, creams, gels, sprays and suppositories.

Biologics are an emerging treatment for pain control. We are exploring treatments in focused pain areas, with patients selected on the basis of their characteristic symptoms.

Movantik/Moventig is the first orally administered, once-daily, peripherally-acting mu-opioid receptor antagonist to be approved for the treatment of opioid-induced constipation (OIC) in adult patients. The indication varies by jurisdiction. OIC is the most common side effect of chronic use of opioid pain medicines. These are taken by over 69 million people worldwide, and the incidence of OIC in patients with chronic pain varies and has been suggested to be as high as 81%. Of these patients, only about half achieve desired treatment outcomes with current options, such as OTC and prescription laxatives, which treat general constipation symptoms. Movantik/Moventig was developed using Nektar Therapeutics’ oral small molecule polymer conjugate technology as part of a 2009 licence agreement with Nektar Therapeutics.

In March 2015, AstraZeneca announced a co-commercialisation agreement with Daiichi Sankyo, for Movantik in the US, in line with delivering on our externalisation strategy to create value from the science that exists in the product pipeline. The brand launched in the US, UK, Canada, Sweden, Denmark, Norway, Finland and Germany in 2015. Additional launches will occur through the first half of 2016.

Gastrointestinal

Our strategic priorities

Nexium remains one of the most used therapies in the world. In 2015, its use continued to grow in markets including China and Japan. Demand for Nexium in China is expected to grow significantly and will complement its position in Japan as the top-selling medicine in its class.

Nexium is generally subject to generic competition in Europe. In the US, we expected the first generic entry in 2014 but that did not occur. In January 2015, Teva received approval from the FDA to market a generic version of Nexium. Since then, Mylan, Hetero/Camber, Dr Reddy Labs and Torrent received approval for generic versions of Nexium. Nexium is also subject

Values in action: We play to win

In 2015, we made Movantik/Moventig, the first peripherally-acting mu-opioid receptor antagonist (PAMORA), available to patients suffering from opioid-induced constipation in the US, Canada, UK, Germany, Ireland and the Nordic countries.

to generic competition in Australia, where the first generic entry occurred in August 2014. Patents protecting Nexium have been subject to a number of challenges in different jurisdictions. Details of these matters are included in Note 27 to the Financial Statements from page 186.

Pfizer acquired the exclusive global rights to market Nexium for OTC indications worldwide in 2012, and launched OTC Nexium 20mg in the US and Europe in 2014.

In July 2015, we announced the completion of an agreement with Tillotts Pharma, part of the Zeria Group. This covered the divestment of global rights, outside the US, to Entocort (budesonide), a gastroenterology medicine for patients with mild-to-moderate Crohn’s disease and ulcerative colitis. In December 2015, we entered into an agreement with Perrigo for the divestment of US rights to Entocort, granting Perrigo the rights to sell Entocort capsules and the authorised generic Entocort capsules marketed by Par Pharmaceuticals.

AstraZeneca Annual Report and Form 20-F Information 2015	41

Strategic Report  |  Business Review

Sales and Marketing

Our return to growth strategy is built on maximising the potential of our strong portfolio of primary care and specialty care medicines by leveraging our global commercial presence, particularly in Emerging Markets. We are also investing in our Growth Platforms.

Overview

>  Our Sales and Marketing teams operate in more than 100 countries

>  Sales increased by 15% in China, which is now our second largest market

>  In the US, declines in revenue from Nexium, Crestor and Synagis were offset by strong performance of our Growth Platforms

>  Despite an austere macroeconomic climate, we continued to launch innovative medicines in Europe

>  Japan continues as one of our Growth Platforms with revenue growth of 4% in 2015

>  We worked closely with payers and providers to help deliver cost-effective medicines

>  We increased access to healthcare through programmes in Emerging Markets, serving some 3.5 million people

>  We reaffirmed our commitment to ethical sales and marketing activity through employee training, monitoring, corrective actions and reporting

Organisation and approach

To improve health and bring benefits to patients around the world, we need to ensure the right medicines are available and that patients have access to them. To that end, our Sales and Marketing teams, which comprised around 34,800 employees at the end of 2015, are active in more than 100 countries. In most countries, we sell our medicines through wholly-owned local marketing companies. We also sell through distributors and local representative offices.

We market our products largely to primary care and specialty care physicians. We aim to meet their needs by having highly accountable local leaders who understand their customers and focus on business growth.

We group our Sales and Marketing function into Japan, one of our Growth Platforms, and three Commercial Regions: North America (US and Canada); Europe; and International (Emerging Markets, Australia and New Zealand). Underpinning all our efforts is a commitment to operate responsibly and conduct sales and marketing activity in accordance with applicable laws and our Values.

  For more information on Product Sales in our markets, please see Geographical Review from page 227

US

As the sixth largest prescription-based pharmaceutical company in the US, we have a 4.5% market share of US pharmaceuticals by sales value.

In 2015, sales in the US decreased by 6% to $9,474 million (2014: $10,120 million). Declines in revenue from Nexium, Crestor

100	3.5m
Active in more than 100 countries	Patient access programmes in Emerging Markets reached 3.5 million people by the end of 2015

48	AstraZeneca Annual Report and Form 20-F Information 2015

and Synagis were partially offset by strong performance of our Growth Platforms, including Farxiga, Bydureon and Brilinta, the launches of Lynparza and Tagrisso as well as the impact of completing the acquisition of Actavis’ rights to Tudorza and Daliresp in the US.

The Affordable Care Act (ACA) has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry. In 2015, the overall reduction in our profit before tax for the year, due to discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee, was $786 million (2014: $714 million).

For more information on pricing pressure and the ACA, please see Marketplace from page 12 and Geographical Review from page 227

While there is no direct governmental price control for commercial prescription drug sales in the US, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts. These effectively serve as price controls for such programmes. Other challenges include continuing pressure on pricing, and the availability and use of prescription drugs for commercial and public payers continues to increase. This is due to, among other things, an increased focus on generic alternatives. Increased generics use is also due to rising patient co-insurance or co-payments for branded pharmaceuticals and budgetary policies of healthcare systems and providers, including policies about the use of ‘generics only’ formularies. In 2015, 84.0% of prescriptions dispensed in the US were generic compared with 83.4% in 2014. While the adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue.

Europe

The total European pharmaceutical market was worth $194 billion in 2015. We are the twelfth largest prescription-based pharmaceutical company in Europe with a 2.5% market share of prescription sales by value. Europe comprises countries as defined in Market definitions on page 247.

In 2015, our sales in Europe decreased by 6% to $5,323 million (2014: $6,638 million). Key drivers of the decline were continued competition from Symbicort analogues, ongoing volume erosion of Atacand and Seroquel XR following loss of exclusivity, pricing and volume pressure for Crestor and Nexium, and lower net pricing on Synagis. The continued macroeconomic environment, increased government interventions (for example, on price and volume) and parallel trade across markets also affected sales. Despite these conditions, we continue to launch innovative medicines across Europe and saw significant progress within our Growth Platforms.

Established Rest of World (ROW)*: opportunities and challenges

In 2015, sales in Japan increased by 4% to $2,020 million (2014: $2,227 million). Strong performance of Nexium and Crestor, and the Diabetes franchise helped to drive this, offsetting the headwinds from generic competition. In Japan, we hold ninth position in the ranking of pharmaceutical companies by sales of medicines. Despite biannual government price cuts and increased intervention from the government to rapidly increase the volume share of generic products, Japan remains an attractive market for innovative pharmaceuticals. The higher EGFR prevalence in Asian markets makes Japan a key market for the launch of Tagrisso expected in 2016.

Canada has a mixed public/private payer system for medicines that is funded by the provinces, insurers and individual patients. It has also now become common for public payers to negotiate lower non-transparent prices after they have gone through a review by the Canadian Agency for Drugs and Technology in Health (CADTH), a health technology assessment body. Most private insurers pay full price although there is increasing pressure to achieve lower pricing. Overall, the split for AstraZeneca’s portfolio is 66% funded by private payers and 34% with public plans.

Our sales in Australia and New Zealand declined by 19% in 2015. This was primarily due to the continued erosion of Crestor and Atacand by generic medicines. Nexium lost exclusivity in Australia in 2014 and generic medicines were launched.

*	Established ROW comprises Australia, Canada, New Zealand and Japan.

Emerging Markets: expansion and collaboration

Emerging Markets, as defined in Market definitions on page 247, comprises various countries with dynamic, growing economies. As outlined in Marketplace from page 12, these countries represent a major growth opportunity for the pharmaceutical industry due to strong demand and sound economic fundamentals.

Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets and various political and economic challenges exist. These include regulatory and government interventions.

With revenues of $5,822 million, AstraZeneca was the eighth largest, as measured by prescription sales, and the fourth fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2015.

In China, AstraZeneca is the second largest pharmaceutical company, as measured by sales. We are driving sustainable growth through strategic brands investment, expanded hospitals coverage and systematic organisational capability improvements. Sales in China in 2015 increased by 15% to $2,530 million (2014: $2,242 million). We delivered sales growth at above the growth rate of the market, and initiated several long-term market expansion programmes in therapy areas. The industry growth rate is expected to be moderated to high single digits, impacted by increased price pressure, hospital cost containment and delays in new product registration. Nevertheless, the healthcare environment in China remains dynamic. Opportunities are arising from incremental healthcare investment, strong underlying demand and the emergence of innovative medicines.

Growth drivers for Emerging Markets include our new medicines, notably Brilinta, and our Diabetes, Respiratory, Oncology, CV and Gastrointestinal portfolios. To educate physicians about our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing and external partnerships.

AstraZeneca Annual Report and Form 20-F Information 2015	49

Additional Information

Geographical Review continued

Growth rates in this Geographical Review are expressed at CER unless otherwise stated. All commentary in this section relates to Product Sales.

2015 in brief

>	AstraZeneca is the sixth largest prescription-based pharmaceutical company in the US, with a 4.5% market share of US pharmaceuticals by sales value.
>	AstraZeneca is the twelfth largest prescription-based pharmaceutical company in Europe, with a 2.5% market share of sales by value.
>	In 2015, sales in the US decreased by 6% to $9,474 million (2014: $10,120 million; 2013: $9,691 million). Declines in revenue from Nexium, Crestor and Synagis were partially offset by strong performance of our Growth Platforms, including Farxiga, Bydureon and Brilinta, the launches of Lynparza and Tagrisso as well as the impact of completing the acquisition of Actavis’s rights to Tudorza and Daliresp in the US.
>	Sales in Europe declined by 6% to $5,323 million in the year (2014: $6,638 million; 2013: $6,658 million). Strong growth from the Diabetes portfolio was more than offset by pricing pressure and continued generic competition facing Crestor, Nexium and Seroquel XR. A 14% decline in Symbicort sales to $1,076 million (2014: $1,462 million; 2013: $1,502 million) reflected adverse pricing movements driven by competition from analogues in key markets. Duaklir more than doubled its first-half sales in the final quarter and Lynparza was launched in Europe in 2015.
>	Sales in the Established Rest of World (ROW) were stable in the year at $3,022 million (2014: $3,510 million; 2013: $3,973 million). Japan sales increased 4% at CER to $2,020 million (2014: $2,227 million; 2013: $2,485 million) driven by strong growth of Crestor and Nexium, though there was a decline in the sales of Symbicort. Canada sales grew by 4% to $533 million at CER (2014: $590 million; 2013: $637 million) in the year driven by increased sales of Onglyza and Symbicort.
>	Emerging Markets sales in the year increased by 12% to $5,822 million (2014: $5,827 million; 2013: $5,389 million) with contributions to growth emanating from across the region. Around 60% of Emerging Markets sales were derived outside of China in the year.
>	China sales in the year increased by 15% to $2,530 million (2014: $2,242 million; 2013: $1,840 million), while Brazil sales grew by 16% at CER to $381 million (2014: $451 million; 2013: $447 million) and Russia sales grew by 21% at CER to $231 million (2014: $312 million; 2013: $310 million).

2014 in brief

>	AstraZeneca was the fourth largest prescription-based pharmaceutical company in the US, with a 5.2% market share of US pharmaceuticals by sales value.
>	AstraZeneca was the tenth largest prescription-based pharmaceutical company in Europe, with a 2.8% market share of sales by value.
>	In the US, sales increased by 4% to $10,120 million (2013: $9,691 million; 2012: $10,655 million), driven by an increase in Diabetes franchise sales, aided by the acquisition of BMS’s 50% interest in the diabetes alliance, as well as strong performance across our Growth Platforms, including Symbicort and Brilinta, offset by declines in revenue from Nexium, Seroquel IR and Synagis. Sales from our Diabetes franchise increased by $644 million or 109% to $1,234 million.
>	Sales in Europe decreased by 1% to $6,638 million (2013: $6,658 million; 2012: $7,143 million). Key drivers of the decline were the ongoing volume erosion on Atacand and Seroquel XR following generic entry and the negative price and volume impacts primarily related to government pricing interventions. Crestor volumes declined 3% due to increased pressure from generic statins in a number of markets. Symbicort sales decreased to $1,462 million (2013: $1,502 million; 2012: $1,465 million) due to pricing pressure and the impact of Symbicort analogues. These challenges were partially offset by our Growth Platforms, including Brilique growth and the expansion of our Diabetes portfolio following the acquisition of BMS’s interest in the joint diabetes alliance plus continued strong demand for Fluenz (2014: $70 million; 2013: $42 million; 2012: $3 million).
>	Established Rest of World sales decreased by 4% to $3,510 million (2013: $3,973 million; 2012: $5,080 million). Canada continued to be negatively impacted by erosion of Crestor and Nexium sales due to generic competition, with total sales down 1%. Sales in Australia were also lower due to generic competition to Crestor and Atacand. Sales growth in Japan declined by 3% to $2,227 million (2013: $2,485 million; 2012: $2,904 million), as a result of generic pressure on oncology products, Casodex and Arimidex, and the impact of the April 2014 mandated biennial price cut. Strong demand in Japan continued for Nexium and Crestor, with sales increasing to $860 million (2013: $815 million; 2012: $665 million).
>	Emerging Markets sales increased by 12% to $5,827 million (2013: $5,389 million; 2012: $5,095 million), with sales growth in China of 22%. Volume growth on Brilinta, our Diabetes and Respiratory franchises, Nexium and Crestor, was partially offset by pricing pressure, predominantly in China and Asia Pacific.

US

In 2015, sales in the US decreased by 6% to $9,474 million (2014: $10,120 million; 2013: $9,691 million). Declines in revenue from Nexium, Crestor and Synagis were partially offset by strong performance of our Growth Platforms, including Farxiga, Bydureon and Brilinta, the launches of Lynparza and Tagrisso as well as the impact of completing the acquisition of Actavis’s rights to Tudorza and Daliresp in the US. Sales from our Diabetes franchise increased by $187 million or 15% to $1,421 million (2014: $1,234 million; 2013: $590 million).

Brilinta sales of $240 million (2014: $146 million; 2013: $73 million) increased 64% in 2015. Brilinta continued its strong momentum with significant 2015 growth in hospital units purchased volume (+58% November 2015), new-to-brand prescriptions (39%) and total prescriptions (48%), supported with our expanded indication to include long-term use in patients with a history of heart attack. The new label nearly doubles the number of patients indicated for Brilinta in the US and is highlighted with language that demonstrates Brilinta’s superiority over Plavix. Brilinta grew its US branded leadership in oral antiplatelet (OAP) new-to-brand retail prescription share which increased by 2.7 percentage points over 2014 to 10.9% in 2015, and Brilinta also achieved US branded market leadership in share of all OAP new prescriptions for the first time in 2015.

Crestor continued to demonstrate resilience in the highly competitive statin market, 89.0% of which is generic. In 2015, Crestor was the highest branded retail prescription

230	AstraZeneca Annual Report and Form 20-F Information 2015

pill in the US and more than a million new patients started therapy on Crestor in 2015. Crestor achieved sales of $2,844 million (2014: $2,918 million; 2013: $2,912 million) and a total prescription share within the statin market of 8.9% in December 2015. Crestor sales in 2015 were 3% below 2014 sales, with a decrease in volume of 6% partially offset by higher average net prices (+3%). Crestor continued to maintain its strong formulary access, with Commercial/ Medicare preferred access of 85% at the end of 2015 (2014: 84%; 2013: 84%).

Symbicort pMDI sales at $1,520 million were in line with 2014 (2014: $1,511 million; 2013: $1,233 million), with volume increases of 10% and prescription growth of 14.0% versus 2014 offset by pricing pressures. Symbicort achieved a 34.0% total prescription share in the month of December 2015, up 1.08 percentage points over the month of December 2014 in the ICS/LABA market.

In March 2015, we completed our acquisition of Daliresp and Tudorza from Forest Laboratories Holdings Ltd (owned by Actavis). The acquisition granted AstraZeneca US rights for manufacturing and commercialisation of these products. Daliresp achieved sales of $104 million and Tudorza achieved sales of $103 million for the 10 months of ownership in 2015.

In February 2014, we completed our acquisition of BMS’s 50% interest in our joint diabetes alliance. The acquisition gave us ownership of the IP and global rights for the development, manufacturing and commercialisation of the diabetes business, which includes Onglyza, Komboglyze, Kombiglyze XR, Farxiga/Forxiga, Xigduo, Xigduo XR, Byetta, Bydureon and Symlin. Onglyza/Kombiglyze XR sales in the US declined by 13% to $420 million (2014: $481 million; 2013: $265 million) primarily driven by lower average net price.

Bydureon sales in the US were $482 million (2014: $374 million; 2013: $131 million). Bydureon prescription market share remained static in 2015, with a total prescription market share of 19.4% of the rapidly growing GLP-1 market in December 2015. Byetta achieved sales of $209 million (2014: $199 million; 2013: $152 million).

Farxiga (launched February 2014) and Xigduo XR (launched November 2014) accelerated the overall growth of the SGLT2 class of medicines by 79% post-launch1 and by the end of December 2015, over 407,000 patients were on Farxiga or Xigduo XR since launch and the Farxiga family captured nearly one in four new SGLT2 patient treatment decisions. Our SGLT2 franchise sales grew by 114% from 2014 to 2015.

Lynparza reached $70 million (2014: $nil) following the launch of the medicine at the end of 2014. Growth was driven by the pool of eligible patients awaiting treatment as well as patients newly tested for BRCA mutation.

Tagrisso, the only approved medicine indicated for patients with metastatic EGFR T790M mutation-positive NSCLC, had sales of $15 million following the launch in November 2015.

In 2015, sales of Synagis were down 43% to $285 million (2014: $499 million; 2013: $617 million). A key driver of the decline was the continued adoption of guidelines from the American Academy of Pediatrics Committee on Infectious Disease that restricted patients eligible for preventive therapy with Synagis. FluMist Quadrivalent launched in the US in 2013 as the first and only FDA-approved nasal spray flu vaccine to help protect against four strains of influenza. FluMist revenues in the US were down 6% to $206 million (2014: $218 million; 2013: $199 million) driven by delays in supply.

Nexium was the seventh most prescribed branded pharmaceutical in the US. Nexium sales in the US declined 52% to $902 million (2014: $1,876 million; 2013: $2,123 million) due primarily to volume erosion, pricing pressure, and recognition of an unfavourable returns provision following loss of exclusivity. Despite the entrance of multiple generic competitors, Nexium remains the branded market leader retaining significant prescription market share and volume within the proton pump inhibitor class, and maintains greater than 65% share of the esomeprozole molecule market.

Seroquel IR 2015 sales were $46 million (2014: negative $72 million; 2013: negative $17 million). The loss of exclusivity for Seroquel IR in March 2012 and unfavourable reserve adjustments for Medicaid liabilities and provisions taken on channel inventories resulted in negative sales in 2014 and 2013. No further adjustments were required in 2015. The presence of generic competition has also impacted the prescription volume of Seroquel XR. Sales of Seroquel XR were down 3% to $716 million (2014: $738 million; 2013: $743 million) driven by lower volume.

Movantik launched in March 2015 and achieved US sales of $28 million. In March 2015, the Company announced a co-commercialisation agreement with Daiichi Sankyo for Movantik in the US. Movantik share among chronic opioid patients starting a new branded Rx laxative (NBRx) in the final quarter of 2015 was 29%.

The Affordable Care Act (ACA), which was enacted in March 2010, has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2015, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $786 million (2014: $714 million; 2013: $557 million). This amount reflects only those effects of the ACA that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our Financial Statements. There are other potential indirect or associated consequences of the implementation of the ACA, which continue to evolve and which cannot be estimated but could have similar impacts. These include broader changes in access to, or eligibility for, coverage under Medicare, Medicaid or similar government programmes. These could indirectly impact our pricing or sales of prescription products within the private sector. By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our Financial Statements, it is not possible to accurately estimate the financial impact of these potential consequences of the ACA or related legislative changes when taken together with the number of other market; and industry-related factors that can also result in similar impacts. Further details on the impact of the ACA are contained in Pricing of medicines from page 14 and in Risk from page 212.

Currently, there is no direct governmental control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Defense), have statutorily mandated rebates

AstraZeneca Annual Report and Form 20-F Information 2015	231

Additional Information

Geographical Review continued

and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and use of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Budgetary policies within healthcare systems and providers, including the use of generics only formularies, and increases in patient co-insurance or co-payments, are the primary drivers of increased generics use. In 2015, 84.0% of prescriptions dispensed in the US were generic. While widespread adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue for the foreseeable future.

Rest of World

Sales of $14,167 million (2014: $15,975 million; 2013: $16,020 million) outside the US in 2015 was up by 2% at CER but negatively impacted on a Reported basis by movements in underlying currencies. Emerging Markets delivered a strong performance, up 12% with sales of $5,822 million (2014: $5,827 million; 2013: $5,389 million), with Japan and Canada also generating increased sales at CER. Europe and Other Established ROW sales were down at 6% and 19% respectively reflecting the competition from generic products and the continuing challenging economic environment, partially offset by the performance of Growth Platforms.

Europe

AstraZeneca is the twelfth largest pharmaceutical company in Europe, with a 2.5% market share of prescription sales by value.

Despite a slight improvement in conditions, the macroeconomic environment remains challenging, with the ongoing impact of austerity measures leading to increased pressure on healthcare budgets. Many governments in Europe intervene directly to control the price, volume and reimbursement of medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure controls. A number of countries are applying strict criteria for cost-effectiveness evaluations of medicines, which contributes to a difficult environment for branded pharmaceuticals in Europe.

Total sales in Europe were down 6% to $5,323 million (2014: $6,638 million; 2013: $6,658 million). Volume erosion on Seroquel XR and Atacand following generic entries resulted in a decrease in sales of 29% to $307 million (2014: $512 million; 2013: $641 million). Crestor sales declined 9%, with a 7% reduction in volumes and 2% reduction in prices as a result of increased competition from generic statins in a number of countries, including France and Italy. Government interventions continue to impact both price and volume negatively.

Our Growth Platform sales partially offset these trends. Brilique sales increased 18% at CER to $230 million (2014: $231 million; 2013: $163 million). Our Diabetes franchise generated sales of $410 million (2014: $359 million; 2013: $119 million). Respiratory sales were negatively impacted by pricing pressure on Symbicort and the impact of Symbicort analogues, with sales declining to $1,076 million (2014: $1,462 million; 2013: $1,502 million), as volumes fell by 3% and prices fell by 11%.

In Germany, sales increased by 4% to $601 million (2014: $693 million; 2013: $657 million), driven by strong growth across the Diabetes portfolio and continued growth with Brilique. Total Diabetes sales reached $126 million in 2015 (2014: $108 million; 2013: $32 million). Overall growth was partly offset by the ongoing impact of pricing and generic versions of Atacand and Seroquel XR.

In the UK and Ireland, sales decreased by 18% to $633 million (2014: $832 million; 2013: $766 million), driven by ongoing volume erosion on Seroquel XR following generic entries and a decline in Zoladex sales to $58 million (2014: $83 million; 2013: $94 million). Diabetes sales decreased to $61 million in 2015 (2014: $68 million; 2013: $27 million) and Brilique sales marginally decreased to $28 million (2014: $30 million; 2013: $18 million).

Sales in France decreased by 9% to $922 million (2014: $1,213 million; 2013: $1,212 million), driven by price and volume erosion on Atacand and Zoladex, following generic entries and subsequent government pricing interventions. Increased pressure from generic statins has adversely affected Crestor, with sales down 12% to $298 million (2014: $404 million; 2013: $428 million). At constant exchange rates, France experienced growth of Brilique with $29 million of sales (2014: $30 million; 2013: $18 million) and Diabetes with $50 million of sales (2014: $52 million; 2013: $20 million).

Sales in Italy decreased by 5% to $544 million (2014: $688 million; 2013: $737 million), mainly driven by generic entries, pricing intervention and the implementation of volume prescription controls associated with existing and new austerity measures.

Sales in Spain increased by 3% at CER to $426 million (2014: $497 million; 2013: $507 million), mainly driven by strong growth across the Growth Platforms.

Established ROW2

Established ROW sales of $3,022 million were flat at CER (2014: $3,510 million; 2013: $3,973 million). The key products with sales growth in Established ROW in 2015 were Nexium, Symbicort, Brilinta, and Onglyza.

Japan

Sales in Japan were $2,020 million, increasing by 4% at CER but negatively impacted on a Reported basis by the revaluation of the Japanese yen (2014: $2,227 million; 2013: $2,485 million).

Nexium achieved sales of $405 million (2014: $358 million; 2013: $278 million).

Crestor sales grew by 8% at CER to $468 million (2014: $502 million; 2013: $537 million), retaining its position as the number one brand in the statin market in Japan. Symbicort sales at $176 million (2014: $207 million; 2013: $175 million) decreased by 2%, achieving a market share of 39.4%.

Sales were also negatively impacted by generic competition for our non-promoted oncology products.

Canada

Canada returned to growth in 2015 driven by the strong performance of Symbicort and the Diabetes portfolio (including the launch of Forxiga in January 2015). Canadian sales increased by 4% at CER to $533 million (2014: $590 million; 2013: $637 million).

232	AstraZeneca Annual Report and Form 20-F Information 2015

Other Established ROW3

Sales in Other Established ROW declined by 19% to $469 million (2014: $693 million; 2013: $851 million). Sales in Australia declined by 21% to $435 million (2014: $658 million; 2013: $817 million) due to continued volume erosion on Crestor and Atacand following generic entries in 2013 and pricing pressure on other mature brands (Seroquel and Arimidex). Nexium sales in Australia declined following the loss of exclusivity in Australia in August 2014.

Emerging Markets

In Emerging Markets, sales increased by 12% to $5,822 million (2014: $5,827 million; 2013: $5,389 million), which was principally driven by growth in China, Russia, Brazil and Argentina, and growth across a broad range of markets in our strategic Growth Platforms – Brilinta, and our Diabetes and Respiratory franchises.

In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently, these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets, such as South Korea, Taiwan and Turkey, where governments pay for medicines, we are seeing continued efforts to reduce the cost of prescriptions in line with the efforts in Europe, Canada and Australia.

China

Sales in China (excluding Hong Kong) grew by 15% to $2,530 million (2014: $2,242 million; 2013: $1,840 million). AstraZeneca remained the second largest multinational pharmaceutical company in China during 2015. Despite the market slowdown, we saw continued strong sales of Oncology and Respiratory in particular, with sales growth of 17% and 38% respectively. We have continued to make strong progress on the listing of Brilinta, Byetta and Onglyza into key hospitals. Brilinta has reached $38 million in sales. We continue to have the largest sales force among multinational pharmaceutical companies in China. The number of hospitals covered grew by 34%.

Other Emerging Markets4

We continued to build our presence in Russia, with sales growing by 21% to $231 million (2014: $312 million; 2013: $310 million) from strong performance in the retail segment. To increase access to our medicines, we established patient affordability programmes in 50 regions of the Russian Federation. The Russian market grew by 12% during 2015. AstraZeneca’s growth came from Iressa, Pulmicort and Brilinta. We have 559 clinical trial sites in 46 cities. Our new production facility in Vorsino is expected to commence commercial production in early 2016.

The Latin American pharmaceutical market continues to grow. However, in many countries, growth is being predominantly captured by generics, branded generics and private label product offerings. Sales were up 15% to $1,024 million (2014: $1,181 million; 2013: $1,188 million) driven principally by Brazil, which grew by 16% to $381 million (2014: $451 million; 2013: $447 million), following successful launch of Forxiga and continued strong uptake of Brilinta. Sales in Argentina also grew rapidly by 37% driven by strong growth in Diabetes, Brilinta and Respiratory. The Mexico prescription drug market continues to grow. Sales grew by 11% at CER to $195 million (2014: $210 million; 2013: $206 million), driven by the Diabetes and Respiratory Growth Platforms.

In the Middle East and Africa, despite political challenges arising from geopolitical and broader political conflict, sales grew by 13%, driven by strong growth in Egypt, Saudi Arabia, the Gulf States, and several Emerging Markets in Africa as well as steady growth in Turkey. Sales in South Africa were flat and declined by 13% in Tunisia reflecting local market conditions. Sales of $889 million in Asia were in line with 2014 at CER (2014: $948 million; 2013: $900 million). Double digit growth in Vietnam, Indonesia, Malaysia and India were offset by sales decreases due to price erosions incurred by loss of exclusivity in Taiwan and Korea.

Launches in Emerging Markets in 2015 included: Forxiga in India, Colombia, Ecuador, and Taiwan; Bydureon in Mexico; and Zinforo in Mexico.

[1]	Growth based on Invokana trend pre Farxiga launch, and the composition of Farxiga and Invokana to 18 December 2015 (excluding holidays) to derive the impact on SGLT2 class.
[2]	Canada, Japan, Australia and New Zealand.
[3]	Australia and New Zealand.
[4]	Emerging Markets excluding China.

AstraZeneca Annual Report and Form 20-F Information 2015	233

Glossary

Market definitions

Region	Country
US	US
Europe	Albania*	Czech Republic	Hungary	Luxembourg*	Serbia and Montenegro*
	Austria	Denmark	Iceland*	Malta*	Slovakia
	Belgium	Estonia*	Ireland	Netherlands	Slovenia*
	Bosnia and Herzegovina*	Finland	Israel*	Norway	Spain
	Bulgaria	France	Italy	Poland	Sweden
	Croatia	Germany	Latvia*	Portugal*	Switzerland
	Cyprus*	Greece	Lithuania*	Romania	UK
Established ROW	Australia	Japan
	Canada	New Zealand
Emerging Markets	Algeria	Costa Rica	Iraq*	Other Africa*	Sudan*
	Argentina	Cuba*	Jamaica*	Pakistan*	Syria*
	Aruba*	Dominican Republic*	Jordan*	Palestine*	Taiwan
	Bahamas*	Ecuador	Kazakhstan	Panama	Thailand
	Bahrain*	Egypt	Kuwait*	Peru	Trinidad and Tobago*
	Barbados*	El Salvador	Lebanon*	Philippines	Tunisia*
	Belarus*	Georgia*	Libya*	Qatar*	Turkey
	Belize*	Guatemala	Malaysia	Russia	Ukraine*
	Bermuda*	Honduras	Mexico	Saudi Arabia	United Arab Emirates
	Brazil	Hong Kong	Morocco*	Singapore	Uruguay*
	Chile	India	Netherlands Antilles*	South Africa	Venezuela
	China	Indonesia	Nicaragua	South Korea	Vietnam*
	Colombia	Iran*	Oman*	Sri Lanka*	Yemen*

*	IMS Health, IMS Midas Quantum Q3 2015 data is not available or AstraZeneca does not subscribe for IMS Health quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2015 of less than $1 million.

Established Markets means US, Europe and Established ROW.

North America means US and Canada.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Allotted	Issued
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of comprehensive income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

AstraZeneca Annual Report and Form 20-F Information 2015	247

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Risk section from page 212 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2015 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2015; such data is not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue with competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 54 countries contained in the IMS Health database, which amounted to approximately 97% (in value) of the countries audited by IMS Health.

AstraZeneca websites

Information on or accessible through our websites, including www.astrazeneca.com, www.astrazenecaclinicaltrials.com and www.medimmune.com, does not form part of and is not incorporated into this Annual Report.

External/third party websites

Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

AstraZeneca Annual Report and Form 20-F Information 2015	251